Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

January 30, 2008

[redacted]

By Federal Express

08000514

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Autumn and Winter 2007 editions) [English translation]."

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

SC NEWS

Autumn



SPECIAL FEATURE

Telecommunication, Environment & Industrial Infrastructure Business Division

Sumitomo Corporation

Responding to Diverse Local Needs

Yoshihiko Shimazu, General Manager for CIS

Sumitomo Corporation is promoting the effective development of its business all around the world. For this fifth installment of a series of interviews with senior officers responsible for operations overseas, we spoke with Yoshihiko Shimazu, Managing Executive Officer and General Manager for CIS.

Could you tell us how Sumitomo Corporation is exercising "integrated corporate strength" in the CIS?

The Commonwealth of Independent States, or CIS, consists of 12 countries, namely, the republics of the former Soviet Union except for the three Baltic states. In this region we have nine liaison offices and some 130 regular employees, including rotating and national staff. In addition we have 13 affiliated companies, including joint ventures, employing about 3,600 people.

As I see it, the basis for the exercise of integrated corporate strength lies in the coordination and sharing of information and know-how among the offices and between them and the affiliates through everyday communication in English, leading to enhancement of individual employees' abilities to solve problems and find promising new businesses. Since our offices outside of Moscow are small in scale, they can only handle a limited range of businesses themselves; we've been pushing communication and information sharing centering on the business divisions in the Moscow office so as to cover the entire CIS.


Yoshihiko Shimazu

We are also working at coordination with offices outside of the CIS. In particular we have been undertaking coordinated endeavors with SCEU (Sumitomo Corporation Europe) in tackling some specific fields of business within the CIS, making use of our mutual specialized expertise; we have been receiving cooperation in areas like product knowledge, corporate functions, and settlement functions, where SCEU has capabilities and resources that our offices do not.

Could you tell us about the outlook for the CIS and your strategic moves for the future?

The market economies of the CIS, centering on Russia, are now going through a process of great structural reform and expansion, and customers' needs are rapidly diversifying. In order to respond to these changes and make strategic moves for the future, we have been actively building a new business model in the CIS, supplementing our traditional focus on the trading business with investments in such fields as mineral resources development, information industry services, forestry resources development, and the automobile industry.

In addition, I believe that it is going to be even more important henceforth to make good use of our national staff members in order to develop our businesses effectively and to accurately identify and respond to local customers' needs across the vast CIS region. So we have been devoting effort to training them and sharing information and know-how with them. We have been actively promoting local people to positions of responsibility, such as office manager and department manager, and have introduced a highly transparent personnel system that offers clear incentives in the area of compensation as well. In our approach to the workplace environment and office operations, our main focus is always on the national staff.

Please let us hear your thoughts about "prosperity and dreams."

In my view, the foundation of prosperity and dreams for both rotating and national staff lies in having one's work recognized by the company, feeling a sense of accomplishment that one is contributing to society through one's work, and believing that one is working for a good company, along with having fulfillment in one's personal life. I think that my role in this connection is to ensure that the office environment is conducive to work, to constantly set new and challenging business goals for employees, and to reward them appropriately when they achieve their goals.

We have 29 people dispatched from Japan working energetically alongside about 3,700 local people, including national staff and employees of affiliates. I believe that the successes that they experience through their everyday activities will give them confidence and ambition to tackle new business challenges, leading to the ongoing enjoyment of a sense of purpose, satisfaction, and fulfillment in their lives.

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 164 Autumn 2007

CONTENTS

2 EXECUTIVE INTERVIEW
Yoshihiko Shimazu
General Manager for CIS

4 SPECIAL FEATURE
Telecommunication, Environment & Industrial Infrastructure Business Division

7 ACROSS THE MAP
Aerospace Dept. No. 1

8 PRESIDENT'S MESSAGE
A Corporate Group That Contributes to Society

10 TOPICS
A Joint Venture for Wind Turbine Towers, more

13 BUSINESS SCOPE
PT Central Java Power

14 HOMETOWN HIGHLIGHTS
Los Angeles • Changchun

15 NEIGHBORHOOD NOTES
Supporting Cultural Exchange in China

16 WORLD WINDOW
Paris

On the cover: Sumitomo Corporation's Telecommunication, Environment & Industrial Infrastructure Business Division has participated in this wind farm project in Inner Mongolia, China, based on the "Clean Development Mechanism" of the Kyoto Protocol.

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

New Synergies and Contributions to Society

The Infrastructure Business Unit, formerly called Machinery & Electric Business Unit, includes the Telecommunication, Environment & Industrial Infrastructure Business Division, which is working to achieve expansion of its earnings base through the optimal business combination of trade and investment in the broad range of fields that it covers. Below we summarize the contents of an interview with General Manager Takafumi Sone, who spoke about the strengths of this division and its strategies for the future.



Wind power generation in Kashima, Ibaraki Prefecture

This April the Machinery & Electric Business Unit was renamed the Infrastructure Business Unit, and the four pillars of the earlier organization—electric power, telecommunication, plant, and those business in the domestic market—were consolidated into two: the Power & Social Infrastructure Business Division and the Telecommunication, Environment & Industrial Infrastructure Business Division. The Machinery & Electric Business Unit had a long history of many accomplishments doing business both within Japan and overseas, notably in other Asian countries and the Middle East. The reorganization was based on a recognition that selection and concentration were essential in order to build on these accomplishments and achieve further advances.

Countries in the developing world are continuing to face electric power shortages, and we can expect the power generation business to keep growing in the years to come. Meanwhile, the businesses of information and telecommunication and of plant construction have been shrinking in scale, partly because of the revolutionary advances in information technology, and we have also been seeing a decline in the levels of financing and risk taking that trading companies are asked to provide. With this in mind, it was decided to leave our electric power business separate as one of the main pillars of the business unit and to concentrate the remaining three into a single pillar, seeking thereby to create new synergies. In other words, we took all the businesses of the Machinery & Electric Business Unit other than overseas electric power generation and combined them into a single division, the Telecommunication, Environment & Industrial Infrastructure Business Division.



Satellite launch

Support for Every Type of Industry

Next I would like to introduce the various businesses of the Telecommunication, Environment & Industrial Infrastructure Business Division.

This division encompasses five separate business lines, each forming a separate department: Industrial Infrastructure Business Department, Environment Business Department, Power Energy Solution Business Department, Telecommunication Project Department, and Telecommunication Business Department. These five departments have a total of some 3,500 business counterparts within Japan, along with global relations covering a wide range of fields outside of Japan as well. Together they offer support for every type of industry.

The **Industrial Infrastructure Business Department** handles large-scale plants for such industries as steel, cement, and energy, trades in machine tools and other industrial machinery, and invests in the value chain for the industrial plant business. To put it simply, this department handles every type of industrial plant and equipment both in Japan and overseas.

Specific examples of the types of business it undertakes include the import of steelmaking machinery, the export to China and Vietnam of hot dip zinc galvanized coating plants, the export to Russia of machine tools for parts processing, and the import of machinery from one of the only two manufacturers in the world of cigarette-packing machines.

The **Environment Business Department** is the only business department in Sumitomo Corporation with the word *environment* in its name, specializing in the field of environment-related business. Probably for this reason it is popular with job-hunting students who hope to contribute to society through business relating to conservation of the global environment.



Takafumi Sone, General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division

Specific examples of this department's activities include the export of solar modules, development of the solar power generation business, manufacture of biofuels, wind power generation business, desalinization of seawater, and recycling of plastic bottles. Along with such environment-related businesses, the department also handles emissions trading. It has won favorable attention for activities involving a high level of social contribution, such as cooperation with the municipal authorities of Adachi Ward in Tokyo in installation of "reverse vending machines" for the collection and pulverization of plastic bottles.

The **Power Energy Solution Business Department** operates under the slogan "Aiming to be the top runner among PPS (power producer and supplier) companies." It owns captive power generation plant, using a carefully considered mix of energies—wood chip biomass, wind, gas, and coal—and with the deregulation of the electric power business in Japan, it is acting as both a wholesale supplier and a retail supplier of electricity.

The department's name includes the word *solution*, and in keeping with this, it does more than just supply electric power; it also works with the Environment Business Department to provide optimal solutions to power users, such as clean energy derived from solar and wind power. This is a good example of the synergy effect that this division is uniquely capable of achieving.

The **Telecommunication Project Department** handles exports of telecommunication infrastructure. Digitalization has made it possible to reduce the size of telecommunication equipment, and so there are fewer major projects in this field than before, but the department continues to record steady performance with such activities as exports of equipment and handling of infrastructure projects.



Array of solar modules

This department is also involved in satellite-related businesses, including exports to China and Russia of transmitters and transponders serving as key on-board devices in satellites. One unusual undertaking by this department was the use of a Russian missile to launch a Japanese satellite. This was a meaningful effort, contributing to the peaceful use of intercontinental ballistic missiles.

The **Telecommunication Business Department** handles operations as a telecom carrier for mobile phones and broad-band connections, along with related businesses. As it would be difficult for our company to become a new entrant in the telecommunication business within Japan, the department is developing its business in markets overseas, where there are still good opportunities.

For example, we have a 34% equity stake in MobiCom Corporation, a mobile phone carrier established 10 years ago in Mongolia; through this investment we have contributed significantly to the spread of mobile phones in that country. In the broadband business, we are focusing on next-generation high-speed wireless technology, and we are the biggest shareholder in Enforta, a Russian company that is now the leader in this field in that country.



Roadside poster for MobiCom, a mobile phone company in Mongolia

The department is thus directly involved in the telecom business itself outside of Japan.

Striving for Greater Synergies among Different Business Lines

Though the Telecommunication, Environment & Industrial Infrastructure Business Division encompasses five business lines, currently the core areas are industrial infrastructure and telecommunication business. Particularly in the area of industrial infrastructure we have a tremendous number of business counterparts in Japan and overseas, and we are developing our activities on a long-term basis, carefully nurturing our global relations. The trust that we have built up with these counterparts is a valuable asset for the business division as a whole.

The biggest issue for our division now is to raise our overall synergy through combinations of trade and investment. I touched on this point in connection with our power energy solution business; it is one of the reasons for the creation of our division, and we will need to devote even greater efforts to it in the period to come.

To cite a ready example, the Telecommunication Business Department and Sumitomo Corporation of America have jointly invested in a 25% stake in Saipan's largest fixed-line and mobile phone company. This phone company must spend great amounts of money on air conditioning to keep down the tem-perature of the equipment in its switching stations. Through collaboration with the Industrial Infrastructure Business Department, it was possible to come up with meas-



ures to reduce this cost. That department has done domestic business for over 35 years with a major Japanese maker of air conditioners, and it was able to determine that the phone company in Saipan could achieve substantial savings by using this maker's equipment and energy-saving technology. This means not only greatly reduced costs and higher profits for the company in Saipan but also a new opening for overseas business in the air-conditioning field.

This is just one example of the sort of undertaking that our division is uniquely capable of handling with our complement of five completely different business lines. I believe that we must strive for further enhancement of this sort of synergy in the period to come.

Contributing to Society through Environment-Related Businesses

As I noted above in the introduction of our departments, one major feature of our division is our active involvement in environment-related businesses. The issues of environmental conservation and of lessening the burden on the environment are ones faced by all companies—and are matters that we must consider as individual citizens; it is my hope that we can contribute, even if in a small way, to dealing with these issues through our business activities. It is with that in mind that we have set up a department specializing in the environment. This department has been in existence for only a year and a half, and it has not yet produced great accomplishments, but the people involved are making tremendous efforts to achieve results through the steady accumulation of everyday work tackling new challenges. Since our organization is a business corporation, of course we must seek to earn appropriate profits, but I hope that we will also be able to create "value" transcending profits in the form of contributions to society through this business.



Biomass power plant in Itoigawa, Niigata Prefecture

Integrated Corporate Strength: Our Enduring Core Competence

I have been working for 35 years at Sumitomo Corporation, including three overseas postings. Throughout my career, wherever I have been assigned, I have always been struck by the fact that we cannot do our work alone—that teamwork is important above all else.

Over my many years with the company, I have experienced some rough situations, but as I look back at them, I sense that it was always the support of the team, including our legal section and other organizations within the company, that made it possible to get through. I constantly remind myself this fact, and I often speak to younger employees about the importance of teamwork.

The combined knowledge power of everybody involved within the company is a kind of "integrated corporate strength," the core competence of Sumitomo Corporation. Our quest for new synergies in the Telecommunication, Environment & Industrial Infrastructure Business Division is based on a strong commitment to building up this integrated corporate strength.



"Reverse vending machine" for recycling plastic bottles

Narrowing Our Targets and Outperforming Management Expectations

The activities of our division are directed at the entire world and every sort of industry. In a sense, we can do anything. But for that reason, we face the risk of not being able to decide what to do. I want to narrow our targets and concentrate our corporate resources—people and funds—and achieve results that exceed management expectations.

In the context of the overall flow from trade and investment, the individuals involved in business activities are each taking the attitude of a chief executive with respect to their areas of responsibility. In addition, the telecommunication business and environment business are fields that offer the satisfaction of tackling new frontiers.

The motto of our division is "Brightly and cheerily," and our business password is "3S," which stands for "strategy, scale, and speed." Building on the base of the long track record we have inherited from the Machinery & Electric Business Unit, we will continue to open up new fields of business and tackle new growth strategies. SC



Steelmaking plant in Suzhou, China

Aerospace Dept. No. 1

Passenger aircraft are extremely expensive, with a midsize plane costing some ¥5 billion and a jumbo jet going for more than ¥20 billion. In order to lighten their financial load, airlines often must lease their planes or seek financing for them. Recently many planes that take to the sky have come to be owned by entities other than the airlines that operate them.


The first "wet lease" plane touches down at Kansai International Airport

Sumisho Aircraft Asset Management B.V. was established in the Netherlands by Sumitomo Corporation as a subsidiary in the aircraft leasing business. It currently leases about 50 planes to some 20 airlines around the world. Besides the fleet it owns, focused on 17 small and midsize passenger planes, it also undertakes management services for about 30 planes owned by other companies.

Leasing Planes and Crew in a Package

The safety of airline passengers has been provided for by the existence of numerous rules governing the operation of aircraft. While some regulations have been relaxed in recent years, the complex rules and regulations continue to impose a major economic cost on airlines. Because pilots and maintenance crew have to be properly certified, securing qualified personnel in sufficient numbers is another major challenge. Further complicating the situation in the case of Japanese airlines is the fact that the baby-boomers will be reaching retirement age over the next five years. The supply of new pilots and maintenance workers is not nearly fast enough to replace the personnel going into retirement.

To solve problems like these, the concept of the "wet lease" has been introduced. A wet lease is a total leasing package for the supply of not just aircraft but also pilots and maintenance crew. It is contrasted with the "dry lease," which is an arrangement covering just the leasing of aircraft. With a wet lease in place, the airlines only need to secure the license to fly planes along a route to commence their air service. In countries other than Japan, wet leases have been used by airlines as a convenient tool, and Sumitomo Corporation, working together with ABX Air, Inc., of the United States, a leader in the wet-lease business, has put together the first such lease in the Japanese market.

At the party inaugurating the new air cargo service



Maiden Flight Departs from Kansai Airport

In February 2006 All Nippon Airways (ANA), which is seeking to expand its operations in the rapidly growing air cargo business, particularly in the Chinese market, established an air cargo carrier for this purpose, ANA & JP Express Co., Ltd. (AJV), in a joint venture with Japan Post. But while the plans called for an expansion of AJV's fleet of aircraft, difficulties were encountered in a number of areas, including the recruitment of pilots. The wet lease Sumitomo and ABX Air put together provides ANA & JP Express with two Boeing 767 cargo aircraft. Based at Kansai International Airport in Japan, the planes have a schedule of about 20 flights per week to a number of Chinese destinations (Beijing, Dalian, Qingdao, Xiamen, and Hong Kong) and also to Bangkok, Thailand. This being the first case of a wet lease in Japan, it required a great deal of work to secure an assortment of permits from the Ministry of Land, Infrastructure, and Transport. The team at the Aerospace Dept. No. 1 strove to clear these hurdles one by one, with the assistance of Sumitomo Corporation of America, the Sumitomo Corporation China Group, and the Kansai Regional Business Unit. The necessary licenses were awarded on April 29, and the first plane departed from Kansai International Airport to Dalian on May 15.

With the conclusion of the wet lease, Sumitomo Corporation gained the right to become the agent of ABX Air for China, in addition to being the general agent for Japan. Sumitomo hopes to achieve expansion of the wet lease business, including further orders from ANA and new leases with other Asian airline companies.

President's Message

A Corporate Group That Contributes to Society: Turning Changes into Chances and Chances into Growth

Message from President and CEO Susumu Kato: I became chief executive officer of Sumitomo Corporation in June this year. Following up on the achievements of my predecessor, former President Motoyuki Oka (now Chairman of the Board), I intend to do my utmost to make the SC Group an even better corporate organization. I sincerely request your support.



The principles of our business activities: The Sumitomo Business Spirit and SC Group's Corporate Mission Statement

Here I would like to explain my basic thinking about the management of the Sumitomo Corporation Group. First of all, let me touch on the foundation of the SC Group's management—the principles of our business activities. I believe that our principles continue to be those expressed in the Sumitomo Business Spirit that we have built up over our 400-year history and in the SC Group's Corporate Mission Statement (Management Principles and Activity Guidelines), which we adopted as a modern-day rewording of this spirit. So it is of prime importance that every officer and employee of the SC Group, myself included, fully understands the contents of these documents and puts them into practice.

As the first item in our Management Principles, we declare our intention "to achieve prosperity and realize dreams through sound business activities." Our aim is to achieve a cycle of positive feedback in which we do business that is truly useful to society, carrying it out in a proper manner, earn a return that matches our efforts and risks, achieve sustained growth and development, and go on to contribute even more greatly to society.

The second item in our Management Principles is the call "to place prime importance on integrity and sound management with utmost respect for the individual." Whatever circumstances we may find ourselves in, the top priority of the SC Group must be to value people and to comply with laws and regulations, holding ourselves to lofty ethical standards.

The third item in our Management Principles is "to foster a corporate culture full of vitality and conducive to innovation." In order for a company to achieve sustained growth over the long term, it is essential for it to maintain and enhance the speed and flex-

Sumitomo Corporation's Corporate Mission Statement

We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.

Management Principles

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

Activity Guidelines

- To act with honesty and sincerity on the basis of Sumitomo's business philosophy and in keeping with the Management Principles.
- To comply with laws and regulations while maintaining the highest ethical standards.
- To attach great importance to protecting the global environment.
- To contribute to society as a good corporate citizen.
- To achieve teamwork and integrated corporate strength through active communication.
- To set clear objectives and achieve them with enthusiasm.

GG Plan Basic Policy

-Basic Policy-
Pursuit of further improvement of quality heading for a new stage of growth
Aiming to be a "Great & Growing Company"

Focus of the GG Plan
Strengthen the accomplishments of the reform process since the Reform Package (FY 1999–2000) and head for a new stage of growth

For Sustained Growth
- Pursue both the improvement of quality and the expansion of our earnings base in a balanced manner
- Steadily increase our return exceeding the shareholders' capital cost

Build an earnings base to stably realize a risk-adjusted return of 15% or more over the long term

GG Plan Quantitative & Qualitative Targets

Quantitative Targets
Risk-adjusted return: **15**% or more (2-year average)
Net income: ¥**470** billion (2-year total)
(FY 2007 ¥235 billion, FY 2008 ¥235 billion)

Risk Assets Plan
Amount of increase over two years: ¥**280** billion (net)

For Sustained Growth
- Establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses
- Improve management quality to pursue sustained growth

Accomplish by improving quality in four areas: earnings base, operations, group management, and human resources and workstyles

ibility with which it can respond appropriately to the changes in the world around it. For this purpose, I believe that it is important above all for us to create workplaces in which each of our officers and employees—the wellspring of the value we create—can tackle their everyday jobs enthusiastically, with unfettered imagination and drive, so that we can make the fullest possible use of our organizational capabilities. In the period to come, we will further strengthen this sort of corporate culture on a globally consolidated basis, encompassing our offices in Japan and overseas and our group companies.

By putting our Management Principles into practice, we will move forward toward realization of our ideal vision for our corporate organization, namely, "to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society."

Firming Up our Footing for a New Stage of Growth: Solid Implementation of the GG Plan

In order to manage the SC Group in line with this basic thinking, the first task we must undertake is the solid implementation of the GG Plan, the new medium-term management plan that we have launched this fiscal year. Under the GG Plan we are shifting from the growth strategy based on active expansion of our earnings base that we pursued up to the completion of the AG Plan to a balanced pursuit of further improvement of quality and expansion of scale, firming up our footing so as to achieve sustained growth for the SC Group over the long term.



For this purpose, while continuing to invest actively and tackle new business challenges so as to expand our earnings base, we will pursue further improvement of quality in four areas: earnings base, operations, group management, and human resources and workstyles.

By leveraging our integrated corporate strength and meeting the targets we have proclaimed under the GG Plan without fail, we will further strengthen the trust placed in us by all our stakeholders—business counterparts, society, shareholders, and officers and employees.

Turn Changes into Chances and Chances into Growth!

The social and economic environment in which we operate is changing constantly and dramatically. The opportunities are broadening for the SC Group to fully leverage its integrated corporate strength and contribute to social and economic development. I want to make the SC Group into a great company that keeps growing by turning changes into chances and by making sure to take good advantage of those chances.

For eight years, since we launched the Reform Package in 1999, we have striven to reform our business thinking and structures and to expand our earnings base and reinforce our corporate strength. Thanks to these efforts we have achieved dramatic growth and development. In the period ahead, I want us to make good use of our expanded earnings base and our reinforced corporate strength to tackle additional businesses that will contribute to society and to win even greater trust from society.

I hope to receive the understanding and ongoing support of all our stakeholders.

Topics

A Joint Venture for Wind Turbine Towers

In partnership with the T Bailey Inc. Group, a Seattle-based manufacturer of steel tanks, Sumitomo Corporation has established Katana Summit LLC to make and sell wind turbine towers in the United States. The new company plans to make 400 to 600 towers per year. Katana Summit's first plant, located in Washington State, went into full-fledged operation in May, and a second plant in Nebraska will be completed later this year. The total investment will reach some ¥4 billion, and annual sales are expected to be about ¥20 billion in three years.



Demand for wind power, solar energy, biomass, and other forms of renewable energy is expanding in the United States. The use of wind power in particular has increased rapidly over the past three years because of its cost advantages as well as tax incentives the federal government and the states have provided. Even so, wind power meets only 0.5% of the total US demand for electricity. In Europe, which has gone much further down this road, wind power supplies 19% of demand in Denmark and 5%–6% in Germany and Spain. Given the low level of wind power generation in the United States and the rise of concern over environment problems, Sumitomo believes that demand will continue to climb steadily and that more than 3,000 new towers will be needed each year three years from now.

T Bailey has six years of experience in manufacturing huge towers that have a maximum diameter of 4.5 meters and rise as high as 100 meters. Joining hands with this highly experienced firm in a joint venture, Sumitomo hopes to augment T Bailey's production capacity so that it can satisfy a larger portion of the expanding US demand. But Sumitomo's aim is not just to share in the business earnings of the new venture. It also hopes to take part in the global procurement and supply of steel plates and flanges for the towers and of the other parts and components of wind turbines.

— Steel & Non-Ferrous Metal Group, SCOA; Plate & Project Dept.

Senior Advisor Miyahara Visits Middle East

Sumitomo Corporation Senior Advisor (at the time Chairman of Board) Kenji Miyahara visited five Middle Eastern destinations—Saudi Arabia, the United Arab Emirates, Kuwait, Qatar, and Egypt—as part of a mission of key Nippon Keidanren (Japan Business Federation) representatives from April 28 to May 3, 2007. In addition to meeting with political and business leaders in each country, he and the other Keidanren representatives attended lunch and dinner parties hosted by heads of state.

The Keidanren mission was timed to coincide with a tour of Middle Eastern countries by Japanese Prime Minister Shinzo Abe. The aim of the mission was not limited to the traditional concern with stable supplies of energy resources but aimed at building a future-oriented relationship between Japan and the region through cooperation in a wide range of fields, such as human resources, technology, and economic development, with a view to helping the region meet the challenge of diversifying its industrial structure beyond crude oil exports and building a mutually beneficial partnership with Japan.

This was the second joint mission of Japanese political and business leaders, following a similar mission to Vietnam in November 2006. Some 180 representatives of Keidanren member corporations took part, making this the largest Japanese business mission ever, and they were received warmly wherever they went.

— Global Strategy and Research Dept.
Sumitomo Shoji Research Institute, Inc.



Prime Minister Abe (third from right) and Keidanren mission members, including Senior Advisor Miyahara (second from right)

Chairman Oka Visits Kazakhstan as Part of Public-Private Joint Mission

From April 28 to May 1, 2007, Sumitomo Corporation Chairman (at the time President and CEO) Motoyuki Oka visited Astana, the capital of Kazakhstan, as part of a public-private joint mission led by Minister of Economy, Trade, and Industry Akira Amari. The large-scale mission comprised 150 delegates from 29 organizations, including electric power companies, manufacturers, government-related organizations, and integrated trading companies.

Kazakhstan is blessed with immense natural resources, including the world's second largest reserves of uranium. This mission was conducted as part of Japan's "resource diplomacy." In the presence of Kazakh Prime Minister Karim Masimov and Japan's Economy, Trade, and Industry Minister Amari, companies and other organizations of the two countries signed a total of 24 cooperation agreements dealing with such matters as uranium interests, cooperation in a nuclear fuel processing, and assistance aimed at the eventual construction of nuclear power plants, and received the authorization of both countries' governments.

Among the agreements were 12 involving Sumitomo Corporation, including documents concerning the uranium mine development project of Appak LLP, the first such venture undertaken by a Japanese company in Kazakhstan. In addition, then-CEO Oka, speaking on behalf of integrated trading companies in a meeting between mission delegates and Minister of Energy and Mineral Resources Bakhitkozha Izmukhambetov, stressed the importance of a mutually beneficial relationship between the two countries' industrial sectors in the field of nuclear power. In the context of securing stable supplies of uranium, this public-private joint mission proved a highly successful exercise in resource diplomacy.

— Nuclear Energy Dept.



Chairman Oka with Moukhtar E. Dzhakishev, president of National Atomic Company Kazatomprom, and Shosuke Mori, president of Kansai Electric Power Co., Inc., at the signing ceremony

Sumifru Singapore Wins Global Trader Award

Sumifru Singapore Pte. Ltd., which was established in Singapore last year by Sumitomo Corporation's Food Business Division as an overseas banana business company, has acquired the status of a global trader in the Global Trader Programme of International Enterprise Singapore, an agency under Singapore's Ministry of Trade and Industry. Having been certified for the Global Trader Awards 2007, Sumifru Singapore's Managing Director Norikazu Kanazawa received the certificate from S. Iswaran, minister of state for trade and industry on May 24.

The GTP encourages global trading companies to use Singapore as the base of their Asian or global operations in order to further develop their business, and it offers preferential measures to companies that do so. At present there are some 200 companies with GTP certification. Most of them, however, are firms involved in energy or other categories of commodity transactions. As a company engaged in the category of foods, Sumifru Singapore has an unusual position in the program. At the award ceremony, the chief executive officer of IE Singapore even made special mention of it as a unique banana enterprise. Moreover he is very interested in a joint R&D project with a local university laboratory in the application of techniques for increasing rice plants disease resistance to bananas. Minister Iswaran also inquired about the details of its banana business.

Sumitomo Corporation has set its sights on becoming the number-one trader in the banana business not just in Japan but across the whole Asian and Middle Eastern region. With its new GTP status in Singapore, it will be striving yet harder to attain that objective.

— Fruit and Vegetables Marketing & Distribution Dept.


GLOBAL
AWA
Thursday, 24 May 2007
Guest-of-Honour
Mr S Iswar
Minister of
de and Ind

Sumifru Singapore Managing Director Kanazawa (right) receives the award from Minister Iswaran.

A New Strategic Partnership in the Oil-Field Services Sector

Sumitomo Corporation, together with Sumitomo Corporation of America (SCOA) and Sumitomo Corporation Europe (SCEU), has acquired a 50% equity stake in Howco Group and entered into a strategic partnership agreement with this organization. The Howco Group is a major supplier in the field of oil-field services sector; in addition to its headquarters in Glasgow, Scotland, it has a network of 11 operating bases in Britain, the United States, and elsewhere around the world.

In addition to tubular products, oil and gas fields require a variety of devices for pressure and flow adjustment. Howco supplies materials and parts to the makers of these devices.

Howco does more than just sell materials and parts to manufacturers; it offers just-in-time deliveries based on supply chain management (SCM), and it also works with customers in such areas as process management and new product development. With this sophisticated, comprehensive package of services, it has won extremely high marks from its counterparts. This approach is identical to the SCM that Sumitomo carries out in its global tubular products business. The two organizations also share the idea that customer satisfaction is the top priority.

This promises to be a win-win partnership: Howco will be able to deepen its operations around the world by making use of SC's global network, and the availability of its products and services in the oil field services sector will allow SC to respond even more fully to customers' needs.

—OCTG Business Dept.





(From left) SCOA Vice-President Eric Carl, Howco President John Ferguson, Shingo Takaichi of Howco Group (Houston)

SC's Morinaka Becomes President of Narita International Airport Corporation

On June 22, the annual general meeting of shareholders of Narita International Airport Corporation approved the selection of Sumitomo Corporation's Kosaburo Morinaka as its new president and chief executive officer. Morinaka had been a special advisor to SC. It is the first time in the history of the airport (including the years when it was operated by the New Tokyo International Airport Authority) that its chief executive has been selected from the private sector.

Morinaka's four decades as a member of the SC team included work on electric power plants in the Middle East and Asia, and as a special advisor to the company, he acted as the representative of the Japanese side in working for imports of crude oil from Siberia. But this is his first direct involvement in airport management. The government strongly urged him to take this post because it wanted to have it filled by somebody from the private sector rather than a former bureaucrat this time. Initially he demurred, saying that he still had work to do at Sumitomo. But he subsequently reconsidered the matter, thinking that airports are facing the same wave of international competition as trading companies, and when he received the third offer to take the post, he accepted.

Morinaka has declared his hope to make Narita a superior airport by global standards. He has many issues to deal with as CEO, including the listing of the corporation's shares on the stock market and the move to total privatization starting next year, a major runway expansion project, and response to the global trend toward deregulation of the airport business.

The new CEO guides himself with the rule "Don't look up to or down on the people you deal with; communicate with them repeatedly with your eyes set on the same level as theirs"; he also takes as his motto the English phrase "Never give up." With this sort of same-level communication, he can be expected to achieve much in his new post.

—Global Strategy and Research Dept.
Sumitomo Shoji Research Institute, Inc.



Newly selected President Morinaka at Narita Airport

PT Central Java Power

Owning a major power plant and leasing it to a public utility, this company plays a key role in supplying electricity to the people of Java and Bali.

PT Central Java Power, a fully owned subsidiary of the Sumitomo Corporation Group, is the owner of Tanjung Jati-B, a large-scale, coal-fired thermal power plant located in central Java, Indonesia. CJP is an Indonesian special-purpose company for leasing the plant to PT Perusahaan Listrik Negara, a state-owned power utility, in a financial lease scheme for a period of 20 years. The plant has two units each producing 660 megawatts of power, giving it a generating capacity of 1,320 megawatts. The first unit went into commercial operation in October 2006, and the second followed in November. The plant supplies close to 10% of the electricity consumed by the 130 million people of Java and Bali, and it has become an indispensable element of the power grid.


Inside the Jakarta Office

Lifting the Level of Efficiency

Responsibility for the power plant rests in the hands of state-owned PLN, which has put PT TJB Power Services, a subcontractor, in charge of daily operations. The role of CJP is to cooperate with PLN and participate in the approval process for the core elements of the operation plans, including operation, maintenance, and fuel procurement. Checking to ascertain that operation and maintenance of the leased facilities are proceeding in a stable fashion as prescribed by the contract, CJP strives to make sure that the fixed and variable parts of the leasing fees are stabilized and optimized over the entire period of the lease agreement.

Toward this end, CJP retains a highly experienced staff of technical experts in addition to the financial and accounting staff members who handle the financial and leasing affairs. It has established a setup permitting it to conduct technical and financial impact reviews of the operation plans submitted by PLN and its operations subcontractor as well as any necessary technological assessments, such as when the power plant functions poorly or requires repairs, and it further facilitates the assessment and authorization of the optimum methods of dealing with tasks. While consulting with PLN and keeping in mind the trends in Indonesia's electric power charges, CJP's management must strike a balance among the following requirements: considering appropriate amounts of funds to devote to maintenance, selecting methods for optimizing fuel procurement, and increasing economic efficiency.

Making the Most of Sumitomo's Integrated Corporate Strength

Because the power plant is of such a huge scale and was constructed in a country where the financing lease scheme was not a familiar practice, a great deal of effort had to be devoted to securing approvals and permits from a wide variety of government organs just to get the project off the ground. Fortunately, the project organizers were able to tap Sumitomo Corporation's wealth of resources in legal affairs, screening, finance, accounting, transport, and insurance and also in Indonesian specialties built up over the years, and after spending several years in talks with the concerned ministries and agencies, they finally got the plant into commercial operation last year. While handling financing lease affairs for a power plant brought into being as a crystallization of this integrated corporate strength, CJP is determined to strive day and night to contribute to Indonesian society through the stable supply of electricity.

SC


In front of the Jepara Office

COMPANY PROFILE

Name: PT Central Java Power
President: Nobuo Matsue
Address: 12th Floor Summitmas I, Jl. Jenderal Sudirman Kav. 61-62, Jakarta 12190, Indonesia
Telephone: +62-21-520-5241
Capital stock: Rp 25 billion
Annual sales: ¥4.6 billion
Employees: 16
Business: Leasing of power plant

HOMETOWN HIGHLIGHTS

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

A City of Diverse Culture

LOS ANGELES

Lucy Ishida



Mention Los Angeles, and the images of celebrities, palm trees, and Disneyland quickly come to mind. But beyond the tinsel-town world of paparazzi, show-biz glitz, and glamour is a historic city, rich in cultural diversity, where we can enjoy sushi and homemade tamales at the beach, then go to Dodger Stadium for famous Dodger Dogs, garlic fries, and *mochi* ice cream while watching our beloved Dodgers.



The iconic Hollywood sign

Founded under Spanish rule in 1781, Los Angeles is now America's second-largest metropolitan area, with a population of almost 13 million people along with the nation's busiest harbor, the ultramodern Port of Los Angeles. LA is an ideal destination, sunny and dry year round with easy access to the ocean and mountains. Besides Disneyland, the endless list of tourist attractions includes Universal Studios, Getty Museum, Griffith Observatory, Disney Concert Hall, and Hollywood Bowl—not to mention the best beaches in the world. LA's many cultural landmarks include El Pueblo de Los Angeles Historic Monument, where the city's early history is preserved in buildings dating back to the Spanish missions of the late eighteenth century.



City Hall, a landmark built in 1928

Los Angeles has long attracted immigrants from across the world and is a model of ethnic diversity, a truly multicultural society which offers an eclectic blend of cuisines from across the globe. You can enjoy great Mexican cuisine, outstanding Asian food, or California fusion. While LA boasts some of the world's finest restaurants (and best shopping) in upscale Beverly Hills, for decades, Angelinos have loved their unique local favorites, such as the Original Tommy's chili burgers, Pink's hotdogs, great pastrami sandwiches at Langer's Deli, Philippe's original French-dip sandwiches, and juicy Fatburgers.

So, when you visit LA make sure you have plenty of time, because there is so much to see and taste!

Historical Buildings and a Heavenly Lake

CHANGCHUN

Jiang Hongnü



Changchun is a relatively new city in northeastern China with a history of some 200 years. Located in the central part of Jilin Province, it was chosen by the Qing dynasty to serve as a seat of local government. Today the metropolitan area has a population of 7.24 million. Because of the beautiful vista the city presents with its many flowers and trees, it is sometimes called the Spring City of the North.



School of Basic Medicine, Jilin University (former State Council of Manchukuo)

Changchun was the capital of Manchukuo, the puppet state Japan set up in Manchuria in 1932, and many of the structures built then have become popular sights to see. Among them are the palace of Emperor Pu Yi, which is one of the three imperial palaces still remaining in China, the buildings of the Manchukuo government (used today by public agencies and other institutions), and the headquarters of the Guandong (Kwantung) Army (used today by the Jilin Provincial Committee of the Communist Party of China).

In the southeastern corner of Jilin Province is Changbai Mountain, which straddles the border between China and North Korea. On top of it, at an elevation of 2,194 meters, is the crater lake Tianchi (Heavenly Lake). With an average depth of 204 meters, this beautiful lake is the source of the Songhua, Yalu, and Tumen Rivers and is famous throughout the country. The weather, which is constantly changing at this high altitude, is characterized by strong winds and heavy rain and snow. One official of the Chinese State Council reports that although he has visited Tianchi seven times, not once was he able to get a good view of it.

One of the wonders of this Heavenly Lake is the monster that is said to reside within it. Reports of monster sightings have not ceased to come in since about 1962. So it is hardly surprising that Tianchi has provoked a great deal of curiosity.



Tianchi, or Heavenly Lake, on Changbai Mountain (Photo by Wei Minxue)

Supporting Cultural Exchange in China

Since March this year Sumitomo Corporation has been sponsoring a series of public lectures at Nankai University in Tianjin, China. The lectures, with the main theme of "Corporate Social Responsibility," convey the essence of SC's business management through its management principles and business activities to the young people who will lead China in future. In this way, SC is helping promote Sino-Japanese cultural exchange and deepen mutual understanding.

In May Ryuzo Yamamoto, general manager in charge of environment business, delivered a lecture titled "Sumitomo Corporation's Environmental Management." At a time when global awareness of environmental issues is mounting and China's pollution problems are attracting intense scrutiny, Yamamoto spoke passionately about the importance of corporate environmental management. Discussing various cases in Japan's past and SC projects to address environmental issues in easy-to-understand terms, he enabled the audience to understand the gravity of environmental problems in an immediate fashion and the way in which persistent, low-key efforts by companies, individuals, and society can resolve even seemingly intractable pollution problems. Building on the lectures presented so far, we hope to help lay the foundations of Sino-Japanese understanding and mutual development by improving the content of the lectures and sharing SC's principles and experience with as many young Chinese as possible.


Ryuzo Yamamoto, general manager in charge of environment business, lecturing at Nankai University

Study Tours of Japan for Chinese Students

In fiscal 2007 (April 2007–March 2008), in cooperation with the Sumitomo Corporation China Group, SC joins the Japanese Chamber of Commerce and Industry in China (CJCCI) in supporting study tours to Japan for Chinese university students, a CJCCI social contribution project. Under this five-year project, each year about 50 Chinese university students are to be sent to Japan for 10-day study tours, with priority given to students who have never been to Japan. Companies belonging to the CJCCI take care of arrangements in Japan, including home stays with employees' families.

The first study tour took place in May, with 27 students spending 10 days in Japan, gaining firsthand experience of the country through visits to companies and home stays. Partly because Nobuo Kitagawa, SC general manager for China, is serving as CJCCI chairman this fiscal year, SC is actively supporting the project in both Japan and China.

By supporting this project SC hopes to help promote Sino-Japanese people-to-people exchange and enhance mutual understanding by deepening Chinese university students' understanding of Japan through firsthand experience.

—Global Strategy and Research Dept.
Sumitomo Shoji Research Institute, Inc.;
Philanthropy Team, Corporate Communications Dept.


Sun Shiqi (left) with Shingo Nishiwaki and his children

The student who stayed with us, Sun Shiqi, is majoring in journalism and aspires to a journalistic career. This was his first overseas trip, but he was fluent in Japanese, which he had studied in school. He was an earnest young man who was preparing methodically for the future. At first we were a bit nervous at the prospect of hosting a foreigner whom we had never even met, but over the course of an evening together our fears evaporated, and I think both we and he enjoyed the home stay. I hope we were able to give him the sense that his day with us had been worthwhile and that the experience will be a plus for both Japan and China.

—Shingo Nishiwaki, Broadcasting & Cinema Business Dept.
(currently with Jupiter Telecommunications Co., Ltd.)

Paris

French Education, Aimed at Creating Thinkers

France is half again the size of Japan and has a population of about 60 million people, 2 million of whom live in the capital, Paris. Of the many great works of art it has produced, one we all know is Auguste Rodin's famous sculpture *Le Penseur* (The Thinker). Here I will discuss France's educational system, which aspires to create a thinking elite.



Auguste Rodin's *Le Penseur* (The Thinker)

Universities and *Grandes Écoles*

In France, it is said that graduates of the unique system of elite institutions of higher education known as the *grandes écoles* run the state. The aim of these institutions is to turn out people equipped to move straight into managerial roles. A little more than 60% of high school graduates go on to university or technical schools, with only 5% or so able to get into the *grandes écoles*. There are 400 *grandes écoles*, located in Paris and other major cities. Half are oriented to science and technical skills (including military academies and schools of mining, civil engineering, and telecommunications), and half are oriented to the humanities and social sciences (public administration, taxation, commerce, economics, and so on). Entrance examinations consist of essays and interviews designed to test applicants on what and how they think.



The Arc de Triomphe in Paris

Both France's former President Jacques Chirac and Renault CEO Carlos Ghosn are graduates of *grandes écoles*: the École Nationale d'Administration in Chirac's case and the École Nationale Supérieure des Mines de Paris in Ghosn's case. Some 70%–80% of high-ranking government officials and top executives of France's 200 leading corporations are graduates of ENA, the École Polytechnique, the École Nationale Supérieure des Mines de Paris, or the École Nationale des Ponts et Chaussées.

Incidentally, the Sorbonne (part of the University of Paris), which is so well known in Japan, is identified as an ordinary university, not a *grande école*.

The Future of a "Thinking France"

President Nicolas Sarkozy, a lawyer by training, is a graduate of the University of Paris, and has thus projected the image of a "man of the people" onto the French political world, dominated as it is by ENA graduates.

After taking office as president this May, the first task Sarkozy turned his hand to was implementing policies designed to reverse France's "brain drain." While retaining the state's distinctive characteristic of being run by an elite represented by graduates of *grandes écoles*, he introduced tax incentives for middle- and high-income earners and other measures to create a climate conducive to working in France in order to lure back the many members of the elite who have left to work abroad. Since the French are good at thinking, the provision of more inviting work conditions will probably induce more of them to work for the state. France excels in such distinctive industries as agriculture, nuclear power, and aircraft manufacture, as well as the arts and other aspects of culture. One can only wonder what the people of this nation will accomplish if they continue to think. I look forward to France's future as a leading light of Europe.

—Takeshi Takeuchi
Sumitomo France S.A.S.



The farewell party for Sumitomo France's previous president and his secretary

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation No. 165 Winter 2007/2008


BARNEYS CLOTHES 117
UP TO DATE
Barney's
HOME OF FAMOUS BRANDS
LOW PRICES
117

SPECIAL FEATURE

Lifestyle & Retail Business Division

Sumitomo Corporation

High Aspirations and Strong Determination as Business Professionals

Kenjiro Hachiya, General Manager for the Middle East

Sumitomo Corporation is promoting the effective development of its business all around the world. For this sixth installment of a series of interviews with senior officers responsible for operations overseas, we spoke with Kenjiro Hachiya, General Manager for the Middle East.

How is Sumitomo Corporation exercising "integrated corporate strength" in the Middle East?

As general manager for the Middle East, my responsibilities cover 17 countries, extending from Turkey in the north to Iran in the east and Libya in the west. Within this region we have three regional subsidiaries and 15 liaison offices with a total of about 250 employees, including national staff and rotating staff from Japan. In addition we have 13 group companies, and adding their employees brings the total to about 1,400. This is a broad region, and our businesses also cover a wide and diverse range.



Kenjiro Hachiya

In order to exercise our company's integrated corporate strength under these conditions, I believe our employees need to have an accurate grasp of where to find the high-level expertise that exists within the organization—in other words, whom to ask about particular subjects—and that this must be accompanied by a culture and setup in which people will readily share their expertise whenever they are asked to do so. To promote this, we have appointed "product strategy promoters" for each of our 13 product lines. Whenever people have problems with business in areas outside their own fields, they can contact the relevant product strategy promoter and get appropriate advice. We also hold joint meetings bringing together the general managers of each office and the product strategy promoters for straightforward talks about points requiring improvement, requests, and other mutual agenda items.

How are you dealing with change in the Middle East, and what sort of strategic moves are you making for the future?

The persistence of record-high oil prices has produced a tremendous inflow of funds into this region. Countries are now trying to put these funds to work in building up their social and industrial infrastructure and developing their human resources so as to be able to continue growing in the future. This has given rise to various businesses and a large volume of projects. For example, in 2005 the six countries of the Gulf Cooperation Council (Kuwait, Bahrain, Qatar, United Arab Emirates, Oman, and Saudi Arabia) placed orders for projects totaling $137.9 billion in value, followed by another $95.9 billion in 2006, and the total for all the projects currently underway or planned is said to be around $1.5 trillion. We have a three-pronged strategy to maximize our own business in this context: (1) pursue growth strategies in each business line, (2) go for project contracts, and (3) tackle new businesses. And in order to make our organization more robust, we are striving to train and utilize our local employees.

We have been carrying out training within each office, sending employees to training sessions in Japan, and having the product strategy promoters provide product-specific training sessions. Since September last year we have conducted nine of these product-specific sessions, and a total of 84 national staff members have participated. In addition to enhancing the capabilities of the individual employees, these sessions have been promoting direct contacts and networking among local employees from different countries, who previously had virtually no such interaction.

Please give us your thoughts about "prosperity and dreams."

I want each employee working for us in the Middle East to feel a sense of purpose and accomplishment from his or her work. The living conditions in this part of the world can be difficult, including summer temperatures approaching 50°C in some places, but I believe that by undertaking their jobs and contributing to the community with high aspirations and strong determination as business professionals undeterred by such hardships, everybody can find the way to their own "prosperity and dreams." One of my own dreams is to contribute through my work to closer relations between Japan and the countries of the Middle East.

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 165 Winter 2007/2008

CONTENTS

2 EXECUTIVE INTERVIEW
Kenjiro Hachiya
General Manager for the Middle East

4 SPECIAL FEATURE
Lifestyle & Retail Business Division

7 ACROSS THE MAP
Sumisho Urban Kaihatsu Co., Ltd.

8 VIEWS & INTERVIEWS
Masakazu Narishige
President, Sumitomo Corporation Hokkaido Co., Ltd.

10 TOPICS
Senior Advisor Miyahara Receives Decoration, more

13 BUSINESS SCOPE
Nusa Tenggara Mining Corporation

14 HOMETOWN HIGHLIGHTS
Yangon • Kiev

15 NEIGHBORHOOD NOTES
Sumitomo Receives a University of Tokyo Award

16 WORLD WINDOW
Shenzhen

On the cover: The first Barneys store was opened by Barney Pressman in 1923 on 7th Avenue and 17th Street in Manhattan *(see pp. 4–6).*

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

Developing Operations in Tune with the Times

The Lifestyle & Retail Business Division engages in activities that reach out directly to consumers through such channels as supermarkets and TV shopping. The division is putting special effort into path-breaking endeavors that make use of, for example, synergy with the Web business. We asked General Manager Shigeru Ohashi to tell us about the division's activities and strategies. Here is what he had to say.



Consumer lifestyles are becoming more diverse. Consumers have all sorts of likes and dislikes, and their buying behavior is changing. As time passes, the consumer business has become increasingly complex. Advanced information technologies have propelled rapid growth in such fields as electronic commerce, mobile commerce, and Web marketing. With the swelling of these new currents, there has been a sudden proliferation in the places where consumers shop—or seen from the perspective of the seller, in the channels used for sales. In this situation, we need to strengthen multichannel retailing in order to take advantage of major business opportunities in the future.



The Summit stores provide goods and services oriented to the community.

Responding to these trends, the Lifestyle & Retail Business Division is actively engaged in businesses grouped into five business lines. As our operations have the consumer as their target, we handle many companies, shops, and brands that will be familiar to you. We hope that after you read this, you will regard them with an even greater sense of familiarity.

Trust Built Up by a Long Track Record

Each of the five business lines is handled by a separate department: the Retail Business Department, Fashion & Brand Business Department, Direct Marketing Department, Web Business Planning Department, and Health Care Business Planning Department. Below is a review of the operations in each of them.



Tomod's, "the town pharmacist"

The supermarket chain operator Summit, Inc., is the flagship of the **Retail Business Department**. With a history of more than 40 years, Summit began as one of the pioneering advances by the *sogo shosha* (integrated trading companies) into the field of supermarkets. The chain operates in Tokyo and parts of the neighboring prefectures and has 84 stores (as of the end of September 2007). Every day many local residents visit these stores.

Another core component of the department is Sumisho Drugstores, Inc. This drugstore chain is also centered on the Tokyo region, and it manages the stores named Tomod's, Medico, American Pharmacy, and Koei Drug. There are 102 stores in the Sumisho Drugstores chain (as of the end of September 2007), and we are actively pursuing plans to open some more.

In the midst of an increasingly turbulent market environment, Summit has managed to keep sales smoothly expanding by dint of originality and ingenuity, and it brings in steady profits. The Sumisho Drugstores have made Summit their model for developing their business. Just as Summit provides one-stop shopping oriented to the community, so the Sumisho Drugstores apply a strategy of opening outlets in carefully selected territories, and they strive to become "the town pharmacist." Because of a revision of the Pharmaceutical Affairs Law, over-the-counter drugs can now also be purchased in places like convenience stores. The Sumisho Drugstores are therefore seeking to differentiate themselves by strengthening their consultation function and convenience.

In August 2006 the **Fashion & Brand Business Department** acquired a majority stake in Barneys Japan. This is a specialty store



Shigeru Ohashi, Executive Officer; General Manager, Lifestyle & Retail Business Division

handling luxury brand-name goods, which distinguishes it from department stores and also from so-called select shops, boutiques carrying brand items reflecting the proprietor's tastes. We hope that strong synergetic effects can be created by combining the power of Barneys brand name and the wealth of know-how Sumitomo has accumulated in the brand business through, for example, Coach Japan. There are also plans to strengthen private label lines at Barneys, making use of the apparel OEM (original equipment manufacturing) function of this department. Other brands handled include Feiler, a luxury line of chenille fabrics, and Nara Camicie, featuring luxury brand shirts and blouses for women, a brand that we just acquired this September. We have no intention of piling one new brand name on another, however. Our aim is to maintain a lineup of about 10 carefully selected brands.



The Aoyama main store of Nara Camicie, selling luxury brand ladies' apparel



Feiler, a brand of deluxe German fabrics

As this brand business evolves, we will also build up another pillar of the Fashion & Brand Business Department: the apparel OEM business. To succeed in the field of apparel retailing, you have to have knowledge and know-how in production and procurement. Only those who are actually engaged in making things can say, for example, whether costs are reasonable. In this connection, Sumitomo Corporation in April this year established Sumitex International Co. through the merger of Sumitex Co. and Sumisho Textile Co., creating an integrated setup from materials and sewing through to sales.

Jupiter Shop Channel Co., which Sumitomo Corporation turned into a subsidiary in July, is the main pillar of the **Direct Marketing Department**. I myself once was the president of this company. Jupiter Shop Channel is Japan's foremost TV shopping channel, and it employs the business model of broadcasting live 24 hours a day every day of the year. It is actively trying out new ideas, such as airing live broadcasts from overseas. The Japanese have a fondness for seasonal items. This is a field with high risks for fresh foods, such as fruits. Even so, we dared to venture into it with items like Sato Nishiki cherries, peaches, persimmons, watermelons, and Japanese pears, and sales have been quite successful. We also led the way in selling Thai mangosteens.

A characteristic of the sales is the high percentage of repeat customers. A conspicuous share of those who purchase, for example, jewelry or cosmetics then go on to place orders for apparel or foods. The rule that when you faithfully sell high-quality goods, you win the customer's trust, evidently applies here. This business is one of the main channels of so-called multichannel retailing.

Pursuing Synergy through the Internet

In the foregoing three departments, previously created businesses are being carried forward and further developed. The other two departments are positioned as task forces that cut horizontally across the Lifestyle & Retail Business Division.

The **Web Business Planning Department** is engaged in the construction of a new business model utilizing the Internet. It is planning to launch a variety of forms of electronic commerce, such as e-commerce linked to magazines, mobile phones, and events. By this means, we hope to strengthen our position as a multi-channel retailer.



Website of the online supermarket Rakuchinkun

In areas where operations are already underway, the website rakuchinkun.com was launched in April this year as an online supermarket for Summit. This venture has unleashed great synergy by utilizing and fusing know-how from the "land campaigns" of Summit and "space campaigns" on the Web. Rakuchinkun is by no means the only such endeavor. Tomod's and Feiler, for instance, are actively moving their existing operations onto the Web, and Jupiter Shop Channel is at work on establishing a new e-commerce business.

The other horizontally oriented department is the **Health**

Developing Operations in Tune with the Times



Care Business Planning Department. There has been a steady rise in needs in the health-care field, where dieting, supplements, skin care, and prevention of lifestyle-related illness are among the concerns. In the Retail Business Department, Sumisho Drugstores is deploying operations within its stores, but no doubt there is latent demand for new endeavors, which might be organized under the banner of "health and beauty." For instance, existing stores could be provided with an entertainment character, and they could be integrated into the Internet. The Health Care Business Planning Department is where you will see issues of health being addressed and preparations being made for the coming era of self-care.

Producing Hits in a Hardheaded Consumer Market

As I noted in the beginning, the Lifestyle & Retail Business Division reaches out directly to consumers. Few other divisions in Sumitomo Corporation are engaged in such operations, perhaps only the Media Division and the Construction & Real Estate Division. The consumer market is a hardheaded place. For each 10 at-bats, you may get merely one or two hits. In the consumer business, 20% of all products handled account for 80% of sales. In such a situation, a single hit fills you with enormous pleasure. This incomparable gratification is something you never forget, and it becomes the driving force of the next challenge you take on.

The key to success is to constantly renew your product lineup with original, fresh products while making sure that your proven winners continue to sell well. In the consumer business, the reality is that last year's hits quickly grow stale, and the fickle consumer ceases to even glance at them.

Polishing Your Skills

Good results in the consumer business require that while taking the past and the present into full account, you look squarely at the world around you, trying always to read the future and lay plans for it. None of us can afford to let our interest in the marketplace grow dull.

The division has adopted an everyday casual dress code. Even so, just as in the case of workplaces that allow casual wear one day a week, such as a Friday casual policy, properly coordinating what you wear can be more difficult than putting on a white shirt and suit every day. Cool Biz, the campaign launched by the Japanese government, involves much more than just taking off jackets and ties. What you do after that is crucial. You must never forget that you are living in a world of lifestyle fashions and brands. If your work brings you into contact with consumers, you must put effort into building up personal experience with high-quality products and services and developing a discerning eye and acute senses.

Another characteristic of the Lifestyle & Retail Business Division is that we are enthusiastic about utilizing female employees. Many of our career-track employees are women, and they stay with us for many years. I would say this is because women bring special sensibilities to the brand business and to drugstores that are crucial for deploying operations. I intend to see that Jupiter Shop Channel also makes greater use of women in the future; they can be key actors in the overall health and beauty field. The division's policy is to actively recruit women for the career track. Probably the day will not be long in coming when female managers attend the annual general mangers meeting to represent our division.



Jupiter Shop Channel, broadcasting live 24 hours a day every day of the year

Learning from Failures to Guide Growth

I still vividly recall the time when on return from an assignment in Los Angeles, I was put in charge of a certain fashion brand. There were periods when the business itself did quite well, but we ran into some insoluble problems in sustaining a strong product line and handling relations with the licenser, and eventually we had to close down the business. I understand that young employees even today continue to read the report I presented the company from my position as general of a defeated army.

From today's standpoint, however, I can appreciate that the failure became a lesson. It enabled me to see more clearly where risks may lie hidden. There is, after all, much to be gained from coming to terms with our hardships and mistakes.

Looking to the future, I hope we can make maximum use of the precious experiences of the past in the new businesses we undertake, thereby operating on the basis of a long-range perspective.

Sumisho Urban Kaihatsu Co., Ltd.

Where do you head when you want to go shopping, go out for a meal, or see a movie? Probably any of a number of places depending on what you plan to do, such as your regular department store, a favorite restaurant, or a local cinema complex. This is where Sumisho Urban Kaihatsu Co., Ltd., comes in. Sumisho Urban Kaihatsu is a retail developer that provides comprehensive shopping center solutions that add color to people's lives. It does not run its own retail businesses; its area of expertise lies instead in arranging and coordinating retail space. It flexibly develops tenant mix plans that bring together department stores, general merchandise stores, cinema complexes, specialty shops, restaurants, and all kinds of other businesses suited to the locality.


台場一丁目商店街
Daiba 1-Chome Shotengai


Osaka Takoyaki Museum

Creating Retail Spaces Suited to Area Character

The shopping centers planned, developed, and subsequently operated by Sumisho Urban Kaihatsu are of a host of types, each imaginatively designed to meet area character. They range from facilities in tourist areas, such as Decks Tokyo Beach in Odaiba, Universal CityWalk Osaka (also known as "UCW") leading to the gates of the Universal Studios Japan theme park, and Promena Kobe, to community-oriented shopping centers located near train stations, such as Plare Matsudo, mewe Hashimoto, and Selva (in Sendai), and core attractions in town redevelopment projects, such as the Kishiwada CanCan Bay Side Mall and Harumi Triton. Two that have attracted particular media interest are the Daiba 1-Chome Shotengai, which has been in the vanguard of the boom in interest in the postwar period of the Showa era (1926–89), and Osaka Takoyaki Museum at Universal CityWalk, both of which have developed into tourist spots attracting a constant stream of visitors, including many from Korea and China. Seeing changes in the market as creating new opportunities, Sumisho Urban Kaihatsu also continuously renews other shopping centers to provide fresh services to customers.


Artist's impression of the Mikage Project

Developing Town Centers that Draw Visitors Back

The past few years have seen a wave of large shopping centers opening in suburbs. As Japan's population ages, the birthrate declines, and society seeks ways of combating environmental problems and revitalizing city centers, however, the shopping centers of the future will have to serve as platforms for sustaining and strengthening local communities. Responding to these changes in the commercial environment, Sumisho Urban Kaihatsu is working with Sumitomo Corporation's Retail Facilities Department to develop shopping centers that will form the cores of city centers. One such development is the Mikage Project in Kobe, which is scheduled to open next spring with 70 specialty shops alongside the core tenant, Hanshin Department Store. Work is also in progress on a major retailing facility on a six-hectare site fronting onto North Exit Plaza by JR's Tsujido Station in Fujisawa. Slated to open in 2009, this shopping center and its 200 or so tenants will provide an attractive environment for local residents to shop and enjoy the resort atmosphere of the Shonan coast on the Pacific Ocean. Plans for new projects in other regions are also underway.

Taking as its watchword "developing town centers that draw people back," Sumisho Urban Kaihatsu is playing the role of "conductor," seeking to enrich customers' lives on the shopping center "stage," while working to raise the value of investors' assets and realize stable revenues as a shopping center property manager.


Artist's impression of the Tsujido Project

Sumitomo Corporation Hokkaido: Aiding the Development of a Key Region for the "Century of the Environment"

Sumitomo Corporation started putting down roots in Hokkaido with the opening of an office in 1946, and Sumitomo Corporation Hokkaido was established in 2000 as our first regional subsidiary. This company is now playing a leading role in various projects for the "century of the environment." We spoke with SC Hokkaido President Masakazu Narishige about the company's activities.

SCN: What sort of place is Hokkaido?

Narishige: The northernmost and second-largest of Japan's four main islands, Hokkaido is blessed with a rich natural endowment and beautiful scenery. Among our country's 47 prefectures, Hokkaido ranks top in its per capita area of forests and parks and output of farm, livestock, and fishery products, and I believe that it is also number one in Japan in terms of the beauty of its lakes and rivers and the quantity of its wildlife. Whenever I return to Hokkaido from a business trip, I enjoy a feeling of gentle calmness, as if the nature of the island is welcoming me back into its warm embrace.

The biggest problem that the world now faces is global warming. Next summer the Group of Eight summit will be held in Hokkaido, and the main theme will be the environment. The Industrial Revolution made it possible for humankind to have a civilization of material affluence, but this has entailed the use of tremendous amounts of energy. Prices of natural resources have recently skyrocketed, and the development of bioethanol is now progressing. For many people here in Japan, where we eat crops like sweet corn and green soybeans fresh from the farm, it probably seems strange to use these and other grains as fuel. What we are seeing is the "century of energy" at its peak; the baton is now passing to the "century of the environment." In broad terms, the twentieth century was the century of energy, but the twenty-first will be the century of the environment.

About 100 years ago, the biggest company in Japan was the Hokkaido Colliery & Steamship Co., and the Japan Steel Works in Muroran was number four. This reflected the government policy of those times, which focused on coal and armaments as the key industries in a drive to enrich the nation and strengthen the military. Now, in the early years of the twenty-first century, the automobile industry holds the lead within Japan, and the Tokai region [centering on Nagoya] is thriving. But if we look at the long-term trends, I believe that Hokkaido will once again take the lead in this new century, since it offers many hints for dealing with environmental issues.



Masakazu Narishige, President
Sumitomo Corporation Hokkaido

SCN: How long has Sumitomo been operating in Hokkaido?

Narishige: The company set up its first office on the island in Sapporo, the prefectural capital, in January 1946, just after the end of World War II. The office was upgraded over the years, and in April 2000 it was turned into a separate company with the establishment of Sumitomo Corporation Hokkaido, a regional subsidiary operating as a *sogo shosha* [integrated trading company] with strong local roots. This was the first regional subsidiary established by Sumitomo Corporation within Japan. In August last year the company's capital was increased and legacy subpar assets were cleared away; with this we made a new start as a major corporation with ¥1 billion in capital.

SCN: What are the principal undertakings now at Sumitomo Corporation Hokkaido?

Narishige: At the time of our new start last year we launched a three-year plan called the Sosei (Creation) Project. Our aim is to become the number-one integrated trading company of Hokkaido. In our business, people are the prime asset, so our first priority is the development of our human resources. We have been actively hiring talented people locally, training them, and striving to give them fulfilling work and a comfortable working environment. Meanwhile, we have been deploying our increased capital through investments in companies that promise synergies, and we have been strengthening our existing group companies [subsidiaries] to improve the quality of our operations on a consolidated basis. In order to expand our earnings base we have carried out selection and concentration in each of our business lines, and we have been promoting management based on the risk-adjusted return approach.

We are building up core businesses in four fields to ride out the current economic slump in Hokkaido. The first of these is the field of agriculture, where we have launched a cross-divisional set of efforts in such businesses as fertilizers, machinery, farm products, and transportation. Second is the field of energy; this includes uranium, coal, electric power equipment, pipes, and emission rights. Third is automobile parts; in this field our focus is on doing business with the Toyota-affiliated parts makers that have set up plants in Tomakomai. And the fourth field is consumer goods; here we are supplying products for shopping-channel and catalog sales. In each of these fields we need to leverage the integrated corporate strength of our business units and subsidiaries, and we are moving ahead in cooperation with the other parties involved.



In the past we had some painful experiences relating to problems in risk management. To avoid repeating such mistakes, we are now building a risk management setup that involves everybody. And we are striving to improve the quality of our operations by reviewing and renewing our operating procedures through the introduction of new internal controls and an integrated system of enterprise resource planning.

SCN: Do you have some businesses with a distinctive Hokkaido flavor?

Narishige: Hokkaido has a great agricultural sector. The prefecture is number one in Japan in rice production, but in the past the quality and taste were not that good, and many residents opted for rice imported from Honshu [Japan's main island]. This has changed in recent years thanks to efforts by many people, which have given birth to highly rated brands of rice like Kirara, Hoshi no Yume, and Nanatsuboshi. Last year a new brand called Oborozuki was launched, and it has been assessed as superior even to the famous Koshihikari brand from Honshu. One factor at work is global warming, which has degraded the taste of rice grown in southern Japan and improved the growing environment for rice in Hokkaido, but another significant factor is the introduction of screening equipment that checks the color of the grains and rejects all the substandard ones. These screening machines are now turning out 600,000 tons of high-quality rice for consumption every year. Our company has installed more than 500 of the machines over a 30-year period, and we intend to continue contributing to quality assurance for Hokkaido rice. I would also point out that the climate in Hokkaido makes it possible to use smaller amounts of agricultural chemicals than in Honshu, and so I can recommend Hokkaido rice from the standpoint of food safety.

Hokkaido is also Japan's top producer of buckwheat, turning out 14,000 tons a year. (Nagano Prefecture, by comparison, produces just 2,000 tons.) Our company is now the leader in terms of the volume of Hokkaido buckwheat we handle, but achieving this position involved hard work. It goes back to one especially harsh winter 15 years ago, when one of our employees was traveling by car in the northern part of the island and got stuck in the snow in a place called Horokanai. He was saved by a passing farmer, with whom he became friendly, and this connection led to the start of a small-scale business handling buckwheat. We subsequently found a good partner in Honshu and built up the volume of the business. There have been various difficulties along the way, including damage from typhoons, which in the past were never expected to get as far north as Hokkaido, but the people involved have overcome these many hurdles. Once again this year we concluded annual contracts, and early in September the fourteenth Horokanai Buckwheat Festival was held amid the white blossoms of the buckwheat fields. In addition to being tasty, buckwheat is rich in rutin and other healthful nutrients. And in the case of buckwheat from Hokkaido, you don't have to worry about residual pesticides.

A buckwheat field in Hokkaido



SCN: Could you tell us about some of SC Hokkaido's group companies?

Narishige: We have a subsidiary called Hokkaido Sharing that was established 42 years ago as a base for local sales of steel from the Kashima Steelworks of Sumitomo Metal Industries and products from the Muroran Works of Nippon Steel Corporation. The equity shares and product lines have been reviewed and revised with the changing times, and now it is a wholly owned subsidiary of the SC Group and boasts Hokkaido's biggest steel service center, handling steel sheet, construction materials, tubular products, and stainless steel. It has a network of 21 associated companies, called Hokusha-kai, through which it supplies steel products throughout Hokkaido. This is our core business in Hokkaido.

Another group company is Hokkaido District Heating Co., established in Sapporo in 1970 to supply heat. The aim of this business is to use energy efficiently and reduce pollution in the prefectural capital. It uses heat from waste incinerators and refuse-derived fuel, contributing to the realization of a recycling-based community. Sumitomo Corporation is the top shareholder in this company.

Other examples include J:COM Sapporo, Sumisho Daiichi Sekiyu Gas Co., and Summit Agri-Business Corporation. Altogether we have 18 group companies operating in Hokkaido, working together and contributing to local development.

SCN: What sort of company does Sumitomo Corporation Hokkaido aim to become?

Narishige: The job of top management is to set forth the company's policies clearly and provide a workplace where employees can display their full potential and feel a sense of purpose in their work. If we can accomplish this, we can raise customer satisfaction and prosper together with our business counterparts. If we share strategies with the business divisions, fully leverage the integrated corporate strength of the group, and ensure the working of our risk management power, the results will follow. We aim to function as the core enterprise in Hokkaido for the Sumitomo Corporation Group and the Sumitomo Group as a whole, and through our operations we aim to contribute to the Hokkaido economy.

Topics



Senior Advisor Miyahara Receives Decoration

Sumitomo Corporation Senior Advisor Kenji Miyahara was among the autumn 2007 recipients of decorations from the Japanese government. Miyahara was awarded the Grand Cordon of the Order of the Rising Sun. The Order of the Rising Sun is awarded in recognition of "distinguished achievements," and the Grand Cordon is the highest class of this order. Miyahara is the first person from Sumitomo Corporation to receive this decoration.

On November 6 Miyahara attended the conferment ceremony at the Imperial Palace, where he received the decoration from Emperor Akihito; he then received a decoration diploma from Prime Minister Yasuo Fukuda.

Miyahara joined Sumitomo Corporation in 1958 and worked for many years in building up our steel business. After becoming president and CEO in 1996, he devoted himself wholeheartedly to settlement of the copper incident (a serious case of improper trading by an employee), and he used his power to strengthen our corporate constitution and expand our earnings base. He also served in a variety of government and other outside posts, including membership in the Fiscal System Council and chairmanship of the Japan-Vietnam Economic Committee of Nippon Keidanren (Japan Business Federation). Of particular note are the many contributions he made in the field of trade as a whole, including his service as chairman of the Japan Foreign Trade Council starting in 2000 and his promotion of the conclusion of the Japan-US social security agreement in his capacity as vice chairman of Nippon Keidanren starting in 2003. He also worked intently to build a framework to support policy-centered politics as chairman of Keidanren's Committee on Business and Politics.

The decoration that Miyahara received is in recognition of this record of numerous achievements, and it is a source of pride to all of us at Sumitomo Corporation.

— Corporate Legal & General Affairs Dept.

China-Vietnam Land Transport Service Launched

Moving ahead of other businesses in the industry, Sumitomo Corporation has established a regular land container transport service linking southern China and northern Vietnam. To mark the start of the regular shipments, SC held a commemorative ceremony together with Canon (China), a major shipper, on September 12 in the city of Pingxiang on the Chinese side of the border. Among those in attendance were Minister Takehiro Kagawa from the Japanese embassy in Beijing, Secretary Lu Bing of China's Guangxi Zhuang Autonomous Region, and tax officials from China and Vietnam. NHK (Japan Broadcasting Corporation) aired scenes from the impressive ceremony on the news in Japan that same day.

Whereas conventional transport between China and Vietnam goes mainly by sea, the new route proceeds overland in shipments by truck. This has substantially cut transport time from about a week to just over two days. SC initially built up experience using chartered shipments, more than 100 of which were implemented starting in 2005. Now it has turned them into a regular service. Since the new service promises shipments on a regular basis at fixed times, it will make a new mode of transport available to customers in both China and Vietnam, generating demand on the strength of lower costs and operational effectiveness.

Alongside development of this route from China to Vietnam, Sumitomo Corporation has been working on a land transport route from Vietnam to Thailand. The next step is the launch of regular shipments on this additional route, which are slated to begin before the end of this year. The extension of the route beyond Vietnam to Thailand will open up a broader avenue of land transport linking China and Southeast Asia.

— Logistics Business Dept.



The tape-cutting ceremony (in the center is Senior Managing Executive Officer Makoto Shibahara)

After the tape was cut, the inaugural truck rolled out with firecrackers going off.



Chairman Oka Talks with Malaysia's Energy Minister

On June 20 Sumitomo Corporation Chairman Motoyuki Oka met with Malaysian Energy, Water, and Communications Minister Lim Keng Yaik, who was visiting Japan. Malaysia is undergoing strong economic growth, and demand for electric power is expanding year by year.

Sumitomo Corporation has been involved in many of Malaysia's power plant construction projects. In 2002 the Prai combined-cycle plant (350 megawatts) was completed, and in August of this year the Tanjung Bin coal-fired plant (2,100 megawatts), the largest such power plant in Asia, went into operation. With the completion of the Port Dickson II combined-cycle plant (750 megawatts) in 2008 and the Jimah coal-fired plant (1,400 megawatts) in 2009, Sumitomo Corporation will have had a hand in constructing power plants providing some 20% of Malaysia's electricity.

Malaysia at present relies on gas, coal, and other fossil fuels for some 90% of its power generation capacity, but it has plans to increase the share of hydroelectric power, which does not release greenhouse gases. In this context, Malaysia is building the Bakun hydroelectric power plant (2,400 megawatts) in Sarawak, and during his talk with Chairman Oka, Minister Lim brought up the large-scale project (¥300 billion) to deliver electricity by submarine cable from Sarawak to the Malaysian Peninsula. In connection with the realization of this plan, Minister Lim expressed his high appraisal of Japan's advanced technologies in the area of DC electricity transmission by submarine cable, and he showed strong interest in getting Japanese companies involved.

While noting Sumitomo's experience in Malaysia thus far, Chairman Oka expressed his hope that the corporation would be able to contribute to this and other Malaysian development projects. The talk, which confirmed the mutual desire to strengthen the relations between Sumitomo and Malaysia, was a very fruitful exchange. —**Power & Plant EPC Dept. No.2**



Energy, Water, and Communications Minister Lim (right) and Chairman Oka

Swaraj Mazda of India Opens a New Plant

A ceremony was held on September 11 to mark the commencement of operations of a new factory of Swaraj Mazda Limited, in which Sumitomo Corporation is the largest shareholder with a 41% stake. Chairman Motoyuki Oka and nine other representatives of our company attended, along with Chairman Yoshinori Ida of Isuzu Motors. Based in Punjab in northern India, Swaraj Mazda is India's fourth-largest commercial vehicle manufacturer. After its establishment in 1983, it manufactured light-duty trucks and buses using technology from Mazda Motor Corporation. In 2005, in response to Mazda's withdrawal from the production of commercial vehicles, Sumitomo Corporation acquired the shares of Mazda and a local partner to become Swaraj Mazda's largest shareholder. Around that time Swaraj Mazda and SC began seeking a new technology partner to replace Mazda, and in 2006 they entered into an agreement on a technical assistance alliance with Isuzu for medium-duty and large buses. The new plant is to manufacture these buses. Swaraj Mazda plans next to produce Isuzu's light-duty buses, after which it will also start up truck production.

Swaraj Mazda turns out 12,000 vehicles per year at its existing plant. With the new plant, its output will grow twofold to 24,000 vehicles. At the same time as it doubled its capacity for chassis production, it also established a new facility for producing 7,000 bus bodies per year. This is India's largest plant for the manufacture of bus bodies.

Flows of people and goods are growing ever larger in India's rapidly developing economy, and construction of a highway network with a total length of 13,000 kilometers is underway. Since the outlook is that demand for trucks and buses will continue to grow, the company hopes to board this wave of demand by stepping up its production and sales of commercial vehicles.

—**Asia, Oceania & Americas Market Dept., Automotive Division No. 1**



Model LT1, slated to go on sale this autumn



The plent-opening ceremony (Chairman Oka sixth from right)

Restructuring in the Media Field

Sumitomo Corporation has restructured its operations in the domestic media field with the aim of achieving further expansion and development. The restructuring affects Jupiter TV Co. (JTV), a provider of multichannel programming for cable television (CATV) and satellite broadcasters, and Jupiter Telecommunications Co. (J:COM), Japan's largest CATV operation company.

In July 2007 we shifted JTV's TV shopping operations to an affiliate, Jupiter Shop Channel (JSC), and we increased Sumitomo Corporation's indirect stake in JSC to 70%, turning it into a subsidiary. With this move we established an SC-led management setup for operations in the field of TV shopping, which is expected to continue growing; this will help us strengthen the earnings base of our retail business operations as a whole.

In addition, we are expanding our operations in the relatively new field of Web retailing, which links retailers and consumers directly through online sales (e-commerce). We are using JSC as the core of our activity in this rapidly growing field of business.

In September we merged JTV's programming business into J:COM. With this move, J:COM has become an integrated cable broadcasting company covering the full range of activities from the creation and procurement of content through its distribution. Taking full advantage of its corporate resources, including its strong financial foundations and customer base, J:COM is now in an even better position to offer attractive content matching viewers' demands, and it will work to increase its subscribers. It will also expand its earnings base as a supplier of programming by building up the multichannel pay TV market through the provision of higher-quality programs. — **Cable TV Dept; Broadcasting & Cinema Business Dept; Direct Marketing Dept.**



Jupiter Shop Channel provides 24/7 programming.

A New Joint Operation in China

In a joint venture with Fuji Heavy Industries and China International Marine Containers (Group) Co. (CIMC), Sumitomo Corporation's Iron & Steel Division No. 2 has set up Qingdao CIMC Eco-Equipment Co. in Qingdao, China, to manufacture and sell garbage vehicles and other equipment for environmental protection. A groundbreaking ceremony for the joint venture's new factory was held on July 2 with about 300 people in attendance, including Secretary Yan Qijun from the Qingdao Committee of the Communist Party of China, CIMC President Mai Boliang, Fuji Heavy Industries Corporate Executive Vice President Norihisa Matsuo, and Sumitomo Corporation Executive Vice President Kenzo Okubo.

CIMC, the world's leading company in the container business and a strategic partner of our company for 17 years, has in the past few years been focusing on special-purpose motor vehicles. Recently it has been introducing foreign technology in this field and building up its sales and maintenance network for such vehicles. Fuji Heavy Industries, a company with which we have built broad and close cooperative ties through the joint operation of a steel service center and various other activities, including exports of passenger cars and the development of a building-cleaning robot, has the biggest share of the Japanese market for garbage vehicles, with 45 years of history and a high level of technology in this field.

China is now gearing up to host the Beijing Olympics in 2008 and the Shanghai World Expo in 2010, and it is expected that the authorities will be strengthening their focus on environmental protection, including measures to deal with everyday wastes in urban areas. In this context we see the new joint venture as a highly significant undertaking: By putting together CIMC's sales network, Fuji Heavy Industry's technological strength, and Sumitomo's management expertise, we aim to develop our business in the promising Chinese market for garbage vehicles and thereby contribute to China's efforts to protect the environment. We look forward to the day when the vehicles produced by the new joint venture will be making the rounds to collect garbage all around the major metropolitan areas of China.

— **Steel Logistics Equipment Dept.**

An ecofriendly garbage vehicle



Groundbreaking ceremony for the new factory



Nusa Tenggara Mining Corporation (Japan)

In a joint operation to develop a copper-gold mine in Indonesia, this firm places emphasis on sustainable development to contribute to the community

Nusa Tenggara Mining Corporation (Japan) invests in, manages, and operates mining and ore-processing activities at the Batu Hijau copper and gold mine development project in Indonesia, thereby assisting Sumitomo Corporation's strategy of securing upstream resource rights and interests. It was established in 1996 with equity shares of 74.3% from Sumitomo Corporation, 14.3% from Sumitomo Metal Mining Co., 7.1% from Mitsubishi Materials Corporation, and 4.3% from Furukawa Co. Its capital as of August 2007 is ¥9.4 billion. In the Indonesia language, *nusa tenggara* means "southeastern island."



The Pit, site of the open-air mine with a two-kilometers-plus diameter

The operation of the Batu Hijau copper-gold mine is conducted by PT Newmont Nusa Tenggara (PTNNT), a joint venture established by Nusa Tenggara Mining (35%), Newmont Mining Corporation (45%), the world's second-largest gold-mining company, and PT Pukuafu Indah (20%), an Indonesian company.

The Batu Hijau Development Project

The Batu Hijau copper-gold mine is in the southwest sector of Sumbawa Island, which lies about an hour to the east of Bali by air. PTNNT at present has some 4,400 employees and 3,000 contract workers. The Batu Hijau development project included infrastructure work, such as construction of a power plant, port facilities, and roads, entailing an overall investment of $2.0 billion. Commercial production began in 2000, and annual production of copper concentrate is now about 700,000 tons. The concentrate is exported to countries around the world, but the biggest share goes to Japan, which takes about 400,000 tons a year, amounting to almost 10% of its copper ore imports. The refining companies that import the concentrate further process it into copper metal, and eventually it goes into wires, pipes, and other components of power distribution, buildings, automobiles, and household appliances, becoming a part of things in use all around us.

Guarding the Environment and Contributing to the Community

This operation is one of the world's largest open-pit mines, and it is scheduled to continue over a long period, with excavation lasting until 2017 and ore processing continuing to 2023. It therefore has a huge impact on the local community. A primary objective is to prevent pollution problems. Toward this end, the release of wastes on land, in water, and in the air is being strictly regulated until the closure of the mine, and the environmental impact is being controlled. In addition, systematic activities are being carried out so that plant and animal habitats can, in the end, be restored to the conditions preceding development. The project is designed to do much more than generate steady employment. Based on the concept of "social license," or acceptance of the operation by the community, efforts will be made to promote community development in all areas, including health care, infrastructure, education, farming, and small-business development, and also to contribute to sustainable development in the region.

Aiming to Enhance the Value of Mining Operations

This undertaking aims to secure stable production and supply of copper concentrate while striving to raise cost competitiveness. It also aims to enhance the value of possible future operations in the Elang district adjacent to the Batu Hijau area, where surveys will be conducted and development considered. The objective is to promote the growth of operations while fulfilling the social responsibility of the corporation by maintaining harmony with the community and the natural environment.

An irrigation dam constructed by PTNNT





A local school built by PTNNT

COMPANY PROFILE

Name: Nusa Tenggara Mining Corporation
President: Yuji Morita
Address: Harumi Island Triton Square Office Tower W, 1-8-8 Harumi, Chuo-ku, Tokyo 104-0053
Telephone: +81-3-5144-4030
Capital stock: ¥9,400 million
Annual sales: ¥384 million
Founded: July 1, 1996
Employees: 19 (including 4 personnel stationed overseas)
Business: Investment in, financing and management of, and technology transfer to the Batu Hijau copper-gold mine development project in Indonesia

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

The Ayeyarwaddy, Lifeblood of Myanmar

YANGON

Soe Kyu



The Ayeyarwaddy River, formerly known as the Irrawaddy River, is Myanmar's most important commercial waterway. It is the largest of the country's three major rivers (about 2,160 kilometers long), with a total drainage area of about 407,000 square kilometers. The name Ayeyarwaddy is believed to derive either from Iravati, a sacred river and minor goddess in Indian mythology, or from Iravati's son Airavata, the elephant mount of Indra.



The Ayeyarwaddy

The Ayeyarwaddy originates in the Khakaborazi highlands in Kachin, Myanmar's northernmost state. Bisecting the country from north to south, the river drains into the Andaman Sea through a delta region called the Ayeyarwaddy Division. The delta is flat with the exception of low western hills, an extension of the Rakhine mountain range. Its topography features islands, wetlands, sand dunes, mangrove and bush forests, and large rice fields.

The lifeblood of the country, the Ayeyarwaddy is to Myanmar what the Mekong is to Cambodia, Laos, and Vietnam. The soil along the delta is most favorable for agriculture, making the Ayeyarwaddy Division the country's largest rice-producing region. A variety of other crops, including sesame, groundnuts, jute, and sugar cane, also flourish.

The Ayeyarwaddy was known as the "Road to Mandalay" before railways and paved roads provided access to Myanmar's second largest city. Even now, small cargo vessels ply the river to trade along the river towns. Although the river is navigable to Myitkyina, the northernmost part of Myanmar, over 1,600 kilometers from the sea, it has become shallow through decades of silt and sand buildup and has been narrowed by sandbanks that have reshaped water routes and made navigation difficult. For many years the only bridge spanning the Ayeyarwaddy was the Innwa Bridge, built in 1934. Today, more than six major bridges cross the river, and trading along the river has never been easier.

A Young Country with an Ancient History

KIEV

Nataliya Danylova



This year Ukraine is celebrating the sixteenth anniversary of its independence from the former Soviet Union, but its history actually goes back to the ninth century, when Kiev, now the capital of Ukraine, was founded on the banks of the Dnipro River. In less than a century Kiev Russ became one of the biggest and most powerful states in Europe. Today, Kiev boasts monuments from the eleventh century, such as Saint Sofiya Cathedral and the cave monastery of Kiev-Pecherska Lavra. These and other sights attract tourists from all over the world.

Kiev presents a fusion of new and old, combining modern hotels, business centers, and recreation centers with authentic old architecture and imposing buildings in the style of Soviet realism. It boasts impressive cityscapes, verdure, and fountains not only along the central street, Kreshchatic, but all over the city.

Kiev is also famous for its authentic Ukrainian cuisine. Everyone likes borscht, a red-beet soup. Interestingly, its ingredients differ from region to region. In the west people add mushrooms, in the east they add pepper, and in the south they favor a highly spiced version. Another traditional Ukrainian dish is *vareniki*, small pasta circles filled with mashed potato, meat, cottage cheese, chopped cabbage, or even berries or other fruits.

The biggest country in Europe, Ukraine has an area of over 600,000 square kilometers, so its climate, topography, and other features are varied. The western region has little towns with old architecture and of course the Carpathian Mountains with several mineral spring resorts. The flat eastern region is the main industrial center, where many big factories and mines are located. And we must not forget the pearl of Ukraine—the Crimean Peninsula with its subtropical climate in the south, the rocky Crimean Mountains, and the Tatar cuisine traditional to this region. Crimea was a favorite summer retreat for poets and painters in the early nineteenth century and later for Soviet politicians. Nowadays it is a tourist mecca from early spring to late autumn.



Kreshchatic street at night (Photos by Seiji Yoshimoto)



Vydubetsky Monastery, adorned by lilacs

Sumitomo Receives a University of Tokyo Award

Sumitomo Corporation has been honored with the Tokyo University Shokumon Award, which is given to individuals, corporations, and others in recognition of contributions they have made to the activities of the university. In December 2005 the corporation funded the establishment of Value Creation Initiative (Sumitomo Corporation), a research division headed by Professor Hideaki Takeda and endowed entirely by Sumitomo, within the University of Tokyo's Research into Artifacts, Center for Engineering (RACE, directed by Professor Kanji Ueda). This was a pioneering move, since never before had a *sogo shosha* (integrated trading company) made such an endowment to a scientific research institution like RACE. The award acknowledges the contribution Sumitomo Corporation has made through this research division to the development of the University of Tokyo.

The research division analyzes the value inherent within artifacts, and by elucidating the nature of this value, it seeks to assist the advent of a sustainable society though the creation of new value. Research activities have been actively pursued ever since the establishment of the division, which has become a hub promoting many collaborative research projects transcending the border between the humanities and sciences, encompassing such domains as engineering, economics, and sociology. The division has won high praise for the contribution it has made to the university's activities.


東京大学稷門賞授賞式
Participants in the award ceremony


The award plaque and trophy

The award ceremony took place on September 18 in Sanjo Conference Hall on Hongo Campus of the University of Tokyo. In attendance for Sumitomo Corporation were President and CEO Susumu Kato and Director and Executive Vice President Nobuhide Nakaido. They were presented with the award plaque and a commemorative trophy by University of Tokyo President Hiroshi Komiyama.

Contributing to Society Through Value Creation

Sumitomo Corporation believes its core competence lies in "integrated corporate strength." It will seek to further deepen exchange with RACE through the activities of the research division, hoping that by fusing the integrated research strength of RACE with its own integrated business strength, it will be able to create new value within the ever-changing world and thereby contribute broadly to society.


東京大学稷門賞授賞式
President Kato delivers some remarks.

The Tokyo University Shokumon Award

Since 2002 the University of Tokyo has presented the Tokyo University Shokumon Award to individuals, corporations, and others who have contributed significantly to the university's activities by donating personal assets to the university, participating in or otherwise supporting volunteer activities, endowing academic courses or research divisions, or providing other important contributions. The term *Shokumon* is taken from the name of a castle gate in the capital of Qi (current-day Shandong Province) during the Warring States period of ancient China. Legend has it that scholars were treated with great respect and hospitality by King Wei and King Xuan of Qi, with the most learned people of the era coming to gather there and scholarship flourishing. (Adapted from the University of Tokyo website)

Shenzhen

History and Beauty in a Chinese Boomtown

It was in August 1980 that the city of Shenzhen was incorporated and became China's first special economic zone. Up to that point, it had been a farming district called Bao'an County with a population of 20,000. Twelve years later, in the spring of 1992, Deng Xiaoping paid a visit here and declared that the level of reform and opening was insufficient; he called for bolder moves. In the autumn of the same year, the goal of constructing a "socialist market economy" was proclaimed at the 14th National Congress of the Communist Party of China. Over the years since then, Shenzhen has been at the forefront of China's economic development. This is how the place is generally introduced, but I would like to present another side of the picture.

A Long History and a Beautiful Seashore

Traveling by train or car from central Hong Kong, one can reach Shenzhen in an hour or less. During peak holiday periods, as many as 600,000 people a day travel from Hong Kong to Shenzhen, many on family outings, to shop, dine, and relax in the city's saunas.


Judiaosha Beach

Prices here are only a quarter to a half of Hong Kong levels. I have heard that female employees of Sumitomo Corporation's Hong Kong subsidiary come here every weekend for massages.

The city of Shenzhen goes back less


Dameisha Seashore Park

than 30 years, but the history of this place is much older. In 1394, after the Ming Dynasty unified China under its rule, a naval fort was established here, and it is still standing. When I asked our local employees to name the oldest thing in Shenzhen, almost all of them cited this historical edifice, called Dapeng Fortress. It is less than an hour's drive east of the city center, but I had not realized that Shenzhen had such a historical legacy. Another pleasant surprise is the beautiful beaches in the area around the fortress, including Dameisha, Nan'ao, Judiaosha, and Yangmeikeng. Our local people consider this the most attractive area in Shenzhen.

Stir-Fried Shares and Real Estate?

Chaofan, or fried rice, is a common Chinese dish whose name we have borrowed into Japanese as *chahan*. The first part, *chao*, is a verb meaning to stir-fry, and *fan* means rice. This same verb is now used in a number of other compounds, notably *chaogu*, *chaolou*, and *chaocha*. Here chao refers not to frying but rather to speculation. The targets of this speculation, which has developed into a social problem, are *gu*, or stocks, *lou*, or buildings (real estate), and *cha*, or tea (specifically, Puer tea). The involvement of large numbers of people has caused the prices of these speculative assets to rise all the faster and higher.

China's first stock exchange was in Shenzhen, but now trading in stocks has spread across the country, to the point where people say it has become a universal practice. As a result of feverish buying, the prices of Chinese A shares have quadrupled over the past year and a half. Meanwhile, real estate prices in Shenzhen have been rising by 10% or more just about every month since the spring of this year; in some districts they have doubled in the past year. For some reason, Puer tea has also become a target of speculative investment. One package of this tea bought for 900 yuan in Yunnan Province in 2003 now fetches 60,000 yuan.

The speculative fever reaches all sorts of places. In university classes, the professor and students start to talk about their academic subject, but three minutes later they are excitedly discussing stock investments. Merchants neglect their business to follow market movements. People are more interested in speculating than in doing their jobs. The socialist market economy that started out in Shenzhen is now in the midst of a great experiment. As someone who struggled to cope with the bursting of Japan's bubble economy a decade and a half ago, I cannot help worrying about what lies ahead for the people of this booming city.

—Hiroyuki Kojima
Shenzhen Sumitomo Corporation Ltd.


Employees of Shenzhen Sumitomo Corporation
(author third from left in front)

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